

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

Gerardo Norcia
Chief Executive Officer and Director
DTE Electric Company
One Energy Plaza
Detroit, Michigan 48226-1279

> **Re: DTE Electric Company**
> **DTE Electric Securitization Funding I LLC**
> **Registration Statement on Form SF-1**
> **Filed December 13, 2021**
> **File Nos. 333-261612 and 333-261612-01**

Dear Mr. Norcia:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

General

1. We note your disclosure on page 11 and elsewhere regarding the conditions of issuance of additional securitization bonds by the issuing entity. Please confirm that additional issuances of securities by the issuing entity will be registered on separate registration statements.

Form of Prospectus
Security for the Bonds
Pledge of Collateral, page 93

2.   We note that, in addition to the securitization property, property in the collection account and all of its subaccounts will also secure the bonds, including "cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

3.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel at (202) 551-3262 or Benjamin Meeks at (202) 551-7146 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance